               U.S. SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                              FORM SB-2
                          (AMENDMENT NO. 2)
         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                      COMMODORE MINERALS, INC.
        ----------------------------------------------------
       (Exact name of Registrant as specified in its charter)

NEVADA
------
(State or other jurisdiction of              (I.R.S. Employer
incorporation or organization)               Identification Number)

Grayson Hand
Suite 414, 1859 Spyglass Place
Vancouver, BC, Canada                        V5Z 4K6
------------------------------               -------
(Name and address of principal               (Zip Code)
executive offices)

Registrant's telephone number, including area code: (604) 872-4107

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration
Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same
offering.                                                       |__|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.                   |__|

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.                   |__|

If delivery of the prospectus is expected to be made pursuant to Rule
434, check the following box.                                   |__|

                 CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------
TITLE OF EACH                     PROPOSED     PROPOSED
CLASS OF                          MAXIMUM      MAXIMUM
SECURITIES                        OFFERING     AGGREGATE     AMOUNT OF
TO BE            AMOUNT TO BE     PRICE PER    OFFERING      REGISTRATION
REGISTERED       REGISTERED       UNIT (1)     PRICE (2)     FEE (2)
--------------------------------------------------------------------------
Common Stock    6,544,000 shares  $0.25        $1,636,000    $434
--------------------------------------------------------------------------
(1) Based on last sales price on November 30, 2000
(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

                   COPIES OF COMMUNICATIONS TO:
                      Michael A. Cane, Esq.
                      2300 W. Sahara Blvd.,
                       Suite 500 - Box 18
                       Las Vegas, NV 89102
                         (702) 312-6255
                  Agent for Service of Process

              SUBJECT TO COMPLETION, Dated April 19, 2001



                               PROSPECTUS


                        COMMODORE MINERALS, INC.
                            6,544,000 SHARES
                              COMMON STOCK
                            ----------------


The selling shareholders named in this prospectus are offering all of our shares of common stock offered through this prospectus. The shares were acquired by the selling shareholders directly from us in two private offerings that were exempt from registration under the US securities laws.

Our common stock is presently not traded on any market or securities exchange.



                            ----------------

The purchase of the securities offered through this prospectus involves a high degree of risk. See section entitled "Risk
Factors" on pages 4 - 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                            ----------------




The Date Of This Prospectus Is: ____________________

                     TABLE OF CONTENTS
                                                           PAGE
                                                           ----
Summary ...................................................  3
Risk Factors ..............................................  4
   Additional Financing ...................................  4
   Dilution ...............................................  4
   Option Payments and Capital Expenditure Requirements ... 4 Recent Commencement of Business Operations -
     High Risk of Business Failure ........................  5
   Recent Commencement of Business Operations -
     Operating Losses .....................................  5
   Speculative Nature of Exploration of Mineral
     Properties ...........................................  6
   Commercial Production ..................................  6
   Hiring And Retaining Key Personnel .....................  6
   Clear Title to the Mineral Properties ..................  7
   Our President, Mr. Grayson Hand,
     Owns 51.7% Of Our Stock ..............................  7
   Board Member's Conflict of Interest ....................  7
   Officer Lack of Training ...............................  8
   Drop In Stock Price ....................................  8
   Penny Stock ............................................  8
Use of Proceeds ...........................................  8
Determination of Offering Price ...........................  9
Dilution ..................................................  9
Selling Shareholders ......................................  9
Plan of Distribution ...................................... 15
Legal Proceedings ......................................... 16
Directors, Executive Officers, Promoters and Control
  Persons ................................................. 16
Security Ownership of Certain Beneficial Owners and
  Management .............................................. 18
Description of Securities ................................. 18
Interest of Named Experts and Counsel ..................... 19
Disclosure of Commission Position of Indemnification for
  Securities Act Liabilities .............................. 20
Organization Within Last Five Years ....................... 20
Description of Business ................................... 20
Plan of Operations ........................................ 25
Description of Property ................................... 26
Certain Relationships and Related Transactions ............ 26
Market for Common Equity and Related Stockholder Matters .. 27
Executive Compensation .................................... 29
Financial Statements ...................................... 30
Changes in and Disagreements with Accountants ............. 31
Available Information ..................................... 31

Until ______, all dealers that effect transactions in these securities whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                             SUMMARY


Commodore Minerals, Inc.

We are in the business of mineral exploration; although, to date, we have relied upon the mineral exploration of others and have not yet conducted such exploration ourselves. So far we have never earned revenues and are conducting only minimal business operations. We have acquired an option to acquire a 51% interest in a sixteen unit mineral claim located in the Province of British Columbia, Canada. This mineral property is referred to as the Clisbako mineral claims and at the present time is our sole property interest. We can exercise this option by completing further cash payments to the optionor and by completing minimum required exploration expenditures on the Clisbako mineral claims.

Our objective is to conduct mineral exploration activities on these mineral claims in order to assess whether they possess
commercially exploitable reserves of gold.    We have not, nor
has any predecessor, identified any commercially exploitable reserves. Our proposed exploration program is designed to explore for commercially exploitable deposits and is expected to commence in June, 2001.

We were incorporated on September 20, 2000 under the laws of the state of Nevada. Our principal offices are located at Suite 414, 1859 Spyglass Place, Vancouver, British Columbia, Canada, telephone (604) 872-4107.

The Offering

Securities Being Offered         Up to 6,544,000 shares of common stock.
                                 The offering price will be determined by market factors and the independent decisions of the selling shareholders.

Minimum Number of Shares         None.
To Be Sold in This Offering

Securities Issued
And to be Issued                 13,544,000 shares of our common stock
                                 are issued and outstanding as of the
                                 date of this prospectus.  All of the
                                 common stock to be sold under this
                                 prospectus will be sold by existing
                                 shareholders.

Use of Proceeds                  We will not receive any proceeds from
                                 the sale of the common stock by the
                                 selling shareholders.

                          RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus and any other filings we may make with the United States Securities and Exchange Commission in the future before investing in our common stock. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

    RISKS RELATED TO OUR FINANCIAL CONDITION AND BUSINESS MODEL

If We Do Not Obtain Additional Financing,  We Will Not Be Able To
Conduct Significant Exploration In The Near Future

We had cash in the amount of $75,355 of November 30, 2000. We currently do not have any operations and we have no income. Our business plan calls for significant expenses in connection with the exploration of our optioned mineral claims. While we have sufficient funds to carry out phase one of the recommended exploration program on the Clisbako Mineral Claims, we will require additional financing in
order to complete the full-recommended exploration program.   We will
also require additional financing if the costs of the exploration of our optioned mineral claims are greater than anticipated. We will require additional financing to sustain our business operations if we are not successful in earning revenues once exploration is complete. We do not currently have any arrangements for financing and we can provide no assurance to investors that we will be able to find such financing if required. Obtaining additional financing would be subject to a number of factors, including market prices for gold, investor acceptance of our property, and investor sentiment. These factors may make the timing, amount, terms or conditions of additional financing unavailable to us.

Obtaining Additional Financing May Dilute Investor's Ownership
Interest

The most likely source of future funds presently available to us is through the sale of equity capital. Any sale of share capital will result in dilution to existing shareholders. If we are unable to sell shares in a future offering at a price that is either equal to or greater than the price that investors pay for shares offering by this prospectus, the future sale will reduce the amount of the net tangible assets of Commodore Minerals per share that investors had prior to the future sale. The only other anticipated alternative for the financing of further exploration would be the offering by us of an interest in our properties to be earned by another party or parties carrying out further exploration thereof, which is not presently contemplated.

If We Do Not Complete the Required Option Payments and Capital
Expenditure Requirements Mandated In Our Option, We Will Lose Our
Interest in the Clisbako Mineral Claims and  We Will Be Forced To
Search For Other Mineral Properties Which We May Or May Not Be Able To
Acquire

We are obligated to make additional option payments and incur exploration expenditures on our optioned mineral claims in order to exercise the option and obtain a 51% interest in the Clisbako mineral claims as follows:

Amount of Option Payment             Date Payment Must Be Made
-------------------------------------------------------------------
$      10,000                        on or before November 22, 2001
       50,000                        on or before November 22, 2002
       75,000                        on or before November 22, 2003
      100,000                        on or before November 22, 2004

Exploration Expense Incurred         Date By Which Expense Must Be Incurred
----------------------------         --------------------------------------
$       7,500                        on or before October 31, 2001
      100,000                        on or before October 31, 2002
      200,000                        on or before October 31, 2003
      300,000                        on or before October 31, 2004
      750,000                        on or before October 31, 2005

While our existing cash reserves are sufficient to enable us to complete phase one of the geological exploration program recommended on our optioned mineral claims, we will require substantial additional capital to fund the continued exploration of our optioned mineral claims in order to exercise the option. In addition, we will require substantial additional capital in order to exercise the option. If we do not make the additional option payments or meet the exploration expenditures required by the option agreement, we will forfeit our interest in the optioned mineral claims and will have no interest in the optioned mineral claims. We have no agreements for additional financing and we can provide no assurance to investors that additional funding will be available to us on acceptable terms, or at all, to continue operations, to fund new business opportunities or to execute
our business plan.   If we lose our interest in the optioned mineral
claims, we will need to locate other mineral properties for acquisition.

Because We Have Only Recently Commenced Business Operations, We Face A High Risk of Business Failure

We were incorporated in September 2000 and to date have been involved primarily in organizational activities and the acquisition of the optioned mineral claims. We have not earned any revenues as of the date of this prospectus. Potential investors should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises. You must consider the likelihood of success in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. There is no history upon which to base any assumption as to the likelihood that we will prove successful, and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, we will have to seek out new business plans which may also not prove commercially viable.

Because We Have Only Recently Commenced Business Operations, We Expect to Incur Operating Losses For The Foreseeable Future

We have never earned revenues and we have never been profitable. Prior to completion of our exploration stage, we anticipate that we will incur increased operating expenses without realizing any revenues. We therefore expect to incur significant losses into the foreseeable future. We recognize that if we are unable to generate significant revenues from the exploration and development of our optioned mineral claims, we will not be able to earn profits or continue operations.

Because of the Speculative Nature of Exploration of Mineral
Properties, There is Substantial Risk Our Efforts Will Not Produce Commercially Grade Ore

We can provide investors with no assurance that the Clisbako mineral claims that we have optioned contain commercially exploitable reserves of gold. Exploration for minerals is a speculative venture necessarily involving substantial risk. The expenditures to be made by us in the exploration of the optioned mineral properties may not result in the discovery of commercial quantities of ore. Hazards such as unusual or unexpected formations and other conditions are involved in mineral exploration and often result in unsuccessful exploration
efforts.    We may determine at the end of any phase of our planned
operations to not proceed on to the next phase. In that event it would be necessary to prepare new business plans or find new mineral properties for exploration which will be difficult given our limited assets. We may also become subject to liability for pollution, cave-ins or hazards against which we cannot insure or against which we may elect not to insure. The payment of such liabilities may have a material adverse effect on our financial position.

Even If We Discover Commercial Reserves Of Precious Metals On Our
Optioned Mineral Properties, We May Not Be Able To Successfully Obtain Commercial Production

The optioned mineral properties do not contain any known bodies of
ore.   If our exploration programs are successful in establishing ore of commercial tonnage and grade, we will become profitable only if we can achieve the following:

*     Build or contract facilities for extracting the ore;
*     Build or contract facilities for transporting the ore;
*     Build or contract facilities for processing the ore;
* Locate markets of the smelted ore and deliver the finished products to those markets.

We will require additional funds in order to accomplish each of these factors. Even with additional funds, the availability of a viable metals market may not exist due to factors beyond the control of
Commodore Minerals.   At this time we can provide no assurance to
investors that we will be able to accomplish all things necessary to achieve commercial production. In the event we are not successful in achieving commercial production, we would be forced to sell our interest in our mineral property. There is no assurance we would be able to sell our interest. Furthermore, there is no assurance the price we could obtain from the sale would be sufficient to allow us to continue in business. If we were successful in selling our interest, we may investigate the acquisition of new mineral properties. If we could not sell our interest, we would need to obtain alternative financing to continue in business. If we were unable to do so, our business would most likely fail.. .

RISKS RELATED TO OUR MARKET AND STRATEGY

If We Are Unable To Hire And Retain Key Personnel, We May Not Be Able To Implement Our Business Plan In An Effective Manner

Our success will be largely dependent on our ability to hire highly qualified personnel. This is particularly true in highly technical businesses such as mineral exploration. These individuals may be in high demand and we may not be able to attract the staff we need. In addition, we may not be able to afford the high salaries and fees demanded by qualified personnel, or may lose such employees after they are hired. Currently, we have not hired any key personnel. Our failure to hire key personnel when needed would have a significant negative effect on our business.

If We Do Not Obtain Clear Title to the Mineral Properties, we Will Have To Commit Our Scarce Resources Toward Obtaining Title

While we have obtained geological reports with respect to the optioned mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects. Our optioned mineral properties have not been surveyed and therefore, the precise locations and areas of the properties may be in doubt. Without clear title, our rights to the products of any future commercial production may be challenged. In this event, Commodore Minerals will have to allocate resources to defend against these challenges. If the defence of the challenges is unsuccessful, rights to commercial production will be lost and the value of Commodore Mineral's investment in exploration of its claims will be lost.

RISKS RELATED TO THIS OFFERING

Because Our President, Mr. Grayson Hand, Owns 51.7% Of Our Outstanding Common Stock, Investors May Find That Future Corporate Decisions Are Controlled By Mr. Hand Whose Interests May Differ From the Interests Of Other Stockholders

Mr. Grayson Hand, our director and President, owns approximately 51.7% of the outstanding shares of our common stock. Accordingly, he will have a significant influence in determining the outcome of all corporate transactions or other matters, including mergers, consolidations and the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. The interests of Mr. Hand may differ from the interests of the other stockholders. Factors that could cause the interests of Mr. Hand to differ from the interest of other stockholders include the impact of a corporate transaction on Mr. Hand's business time and the ability of Mr. Hand to continue to manage our business. The terms and conditions of the Management Services Agreement between Commodore Minerals and W.
F. C. Management Corporation, requires that Mr. Hand spend 15% of his business time managing and directing the business of Commodore Minerals, including managing and supervising and coordinating any mineral exploration activities carried out by Commodore Minerals. While Mr. Hand presently possesses adequate time to attend to our interests, it is possible that the demands on Mr. Hand from his other obligations could increase with the result that he would no longer be able to devote sufficient time to the management of our business. In addition, Mr. Hand may not possess sufficient time for our business if the demands of managing our business increased substantially beyond current levels. Competing demands on Mr. Hand's business time may cause Mr. Hand to have differing interests in approving significant corporate transactions than other stockholders.

Mr. Keevil May Have Conflicts Of Interest That Will Not Be Resolved In The Best Financial Interest Of Commodore Minerals

Because one of our directors Gordon Keevil is the owner of the Clisbako mineral claims and Commodore Minerals' only asset is an option on a portion of those claims, Mr. Keevil may develop a conflict of interest with respect to the management of the claims and/or with the option on the claims, pursuant to which he and Commodore Minerals have adverse interests. There can be no assurance that any conflict that may arise with respect to the management of the Clisbako mineral claims or with the option thereon will be resolved in the best economic interest of Commodore Minerals.

The Sole Executive Officer Of Commodore Minerals Does Not Have Formal Training Specific To The Technicalities Of Mineral Exploration

While Mr. Grayson Hand, the sole executive officer of Commodore Minerals has experience managing a mineral exploration company, he does not have formal training in the technical aspects of management of a mineral exploration company. Accordingly, Commodore Minerals will have to rely on the technical services of others trained in appropriate areas. If Commodore Minerals is unable to contract for the services of such individuals, it will make it difficult and maybe impossible to pursue its business plan.

If the Selling Shareholders Sell a Large Number of Shares All at Once or In Blocks, The Market Price of Our Shares Would Most Likely
Decline.

The selling shareholders are offering 6,544,000 shares of our common stock through this prospectus. This prospectus does not restrict the selling shareholders in the price they can charge for the common stock. There is no market or securities exchange that presently trades our common stock, but should a market develop, shares sold at a price below the current market price at which the common stock is
trading may cause that market price to decline.   Moreover, an offer
or sale of large numbers of shares at any price may cause the market price to fall. The outstanding shares of common stock covered by this prospectus represent 48.3% of the common shares outstanding as of the date of this prospectus.

A Purchaser Is Purchasing Penny Stock Which Limits The Ability To Sell
The Stock

The shares offered by this prospectus constitute penny stock under the Securities and Exchange Act. The shares will remain penny stock for the foreseeable future. The classification of penny stock makes it more difficult for a broker-dealer to sell the stock into a secondary market, which makes it more difficult for a purchaser to liquidate his or her investment. Any broker-dealer engaged by the purchaser for the purpose of selling his or her shares in Commodore Minerals will be subject to rules 15g-1 through 15g-10 of the Securities and Exchange Act. Rather than creating a need to comply with those rules, some broker-dealers will refuse to attempt to sell penny stock.

Forward-Looking Statements

This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as anticipate, believe, plan, expect, future, intend and similar expressions to identify such forward-looking statements. You should not place too much reliance on these forward-looking statements. Our actual results are most likely to differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in the this Risk Factors section and elsewhere in this prospectus.

                         USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock offered through this prospectus by the selling shareholders.

                 DETERMINATION OF OFFERING PRICE

We will not determine the offering price of the common stock.
Market factors and the independent decisions of the selling shareholders will determine the offering price.


                            DILUTION

The common stock to be sold by the selling shareholders is common stock that is currently issued and outstanding.
Accordingly, there will be no dilution to our existing shareholders.


                      SELLING SHAREHOLDERS

The selling shareholders named in this prospectus are offering all of the 6,544,000 shares of common stock offered through this prospectus. The shares include the following:

1. 6,500,000 shares of our common stock that the selling shareholders acquired from us in an offering that was exempt from registration under Regulation S of the Securities Act of 1933 and completed on November 17, 2000. This stock was originally sold by us at a price of $0.01 per share for total offering proceeds of $65,000.

2. 44,000 shares of our common stock that the selling shareholders acquired from us in an offering that was exempt from registration under Regulation S of the Securities Act of 1933 and completed on November 30, 2000.
      This stock was originally sold by us at a price of $0.25 per share for total offering proceeds of $11,000.

The following table provides as of December 30, 2000, information regarding the beneficial ownership of our common stock held by each of the selling shareholders, including:

1.    the number of shares owned by each prior to this offering;
2.    the total number of shares that are to be offered for each;
3. the total number of shares that will be owned by each upon completion of the offering;
4.    the percentage owned by each; and
5. the identity of the beneficial holder of any entity that owns the shares.

The 6,544,000 shares offered through this prospectus constitute all of our shares which are issued and outstanding except for 7,000,000 common shares purchased on November 1, 2000, by Mr.
Grayson Hand, none of which are being registered in the registration statement.

                                               Total
                      Shares    Total Number   Shares To
                      Owned     Of Shares To   Be Owned    Percent
                      Prior     Be Offered     Upon Com-   Owned Upon
Name Of               To This   For Selling    Pletion Of  Completion
Selling               Offer-    Shareholders   This        Of This
Stockholder           Ing       Account        Offering    Offering
-------------------------------------------------------------------------
Glenn Bailey            1,000     1,000        NIL         NIL
Suite 304,
1110 Hamilton Street
Vancouver, BC  V6B 2S2

Nicola Bailey           1,000     1,000        NIL         NIL
Suite 304,
1110 Hamilton Street
Vancouver, BC  V6B 2S2

Diane M. Barley       650,000   650,000        NIL         NIL
2060 Gisby Street
West Vancouver,
BC  V7V 4N3

Jack W. Barley          1,000     1,000        NIL         NIL
70 Masstown Road
RR# 1,
Debert,
NS  B0M 1G0

James W. Barley       650,000   650,000        NIL         NIL
RR# 1 Debert,
NS  B0M 1G0

Philip F. Barley        1,000     1,000        NIL         NIL
RR# 1,
Debert,
NS  B0M 1G0

Steve Bastable          1,000     1,000        NIL         NIL
3012 West 12th Avenue
Vancouver, BC  V6K 2K5

Graeme Blaney           1,000     1,000        NIL         NIL
413 -651 Moberly Road
Vancouver, BC  V5Z 4B2

James Bordian         650,000   650,000        NIL         NIL
12750 54th Avenue
Surrey, BC  V3X 3C2

Kurt Bordian            1,000     1,000        NIL         NIL
347 - 101-1001 West
  Broadway
Vancouver, BC  V6A 4E4

Myrl Bordian            1,000     1,000        NIL         NIL

TABLE IS CONTINUED FROM PAGE 10

                                               Total
                      Shares    Total Number   Shares To
                      Owned     Of Shares To   Be Owned    Percent
                      Prior     Be Offered     Upon Com-   Owned Upon
Name Of               To This   For Selling    Pletion Of  Completion
Selling               Offer-    Shareholders   This        Of This
Stockholder           Ing       Account        Offering    Offering
-------------------------------------------------------------------------
12750 54th Avenue
Surrey, BC  V3X 3C2

Anita Bowes             1,000     1,000        NIL         NIL
3076 West 37th Avenue
Vancouver, BC  V6N 2V2

Edward Bowes            1,000     1,000        NIL         NIL
3076 West 37th Avenue
Vancouver, BC  V6N 2V2

Joseph Bowes            1,000     1,000        NIL         NIL
3639 Garibaldi Drive
North Vancouver,
BC  V7H 2W2

Decay Holdings Ltd.     2,000     2,000        NIL         NIL
3772 West 23rd Avenue
Vancouver, BC  V6S 1K7
Beneficial Owner:
David Kapusianyk

Kenneth Dong          650,000   650,000        NIL         NIL
402 - 2125 West 2nd Avenue
Vancouver, BC  V6K 1H7

Rodney N. Duncan        1,000     1,000        NIL         NIL
1650 - 999 West Hastings Street
Vancouver, BC  V6C 2W2

Linda Erdman            1,000     1,000        NIL         NIL
1397 Matthews Avenue
Vancouver, BC  V6H 1W7

Deidre Hopkins          1,000     1,000        NIL         NIL
G/10 Hilltop Crescent
Fairlight, NSW
2094, Australia

TABLE IS CONTINUED FROM PAGE 11

                                               Total
                      Shares    Total Number   Shares To
                      Owned     Of Shares To   Be Owned    Percent
                      Prior     Be Offered     Upon Com-   Owned Upon
Name Of               To This   For Selling    Pletion Of  Completion
Selling               Offer-    Shareholders   This        Of This
Stockholder           Ing       Account        Offering    Offering
-------------------------------------------------------------------------

International European
  Realty Limited      650,000   650,000        NIL         NIL
St. Andrews Court,
Fredrick Street
PO Box N- 4805,
Nassau, Bahamas
Beneficial:  Hermann-Josef Hermanns

Leslie Kapusianyk       2,000     2,000        NIL         NIL
3772 West 23rd Avenue
Vancouver, BC  V6S 1K7

Gordon A. Keevil        1,000     1,000        NIL         NIL
3790 Southridge Avenue
West Vancouver, BC  V7V 3J1

Francine Legault        1,000     1,000        NIL         NIL
3639 Garibaldi Drive
North Vancouver, BC
V7H 2W2

Joseph W. Lewis       650,000   650,000        NIL         NIL
601- 655 Moberly Road
Vancouver, BC  V5Z 4B2

Rudi Marof            650,000   650,000        NIL         NIL
8411 Golden Bear Place
Whistler, BC  V0N 1B8

Bill McGinty            1,000     1,000        NIL         NIL
2114 Nanton Avenue
Vancouver, BC  V6L 3C7

Debra Mol               1,000     1,000        NIL         NIL
9035 162A Street
Surrey, BC  V4N 3L6

Lauren Mol              1,000     1,000        NIL         NIL
9035 162A Street
Surrey, BC  V4N 3L6

TABLE IS CONTINUED FROM PAGE 12


                                               Total
                      Shares    Total Number   Shares To
                      Owned     Of Shares To   Be Owned    Percent
                      Prior     Be Offered     Upon Com-   Owned Upon
Name Of               To This   For Selling    Pletion Of  Completion
Selling               Offer-    Shareholders   This        Of This
Stockholder           Ing       Account        Offering    Offering
-------------------------------------------------------------------------

Raymond Mol           650,000   650,000        NIL         NIL
9035 162A Street
Surrey, BC  V4N 3L6

Tara Mol                1,000     1,000        NIL         NIL
9035 162A Street
Surrey, BC  V4N 3L6

Tessa Mol               1,000     1,000        NIL         NIL
9035 162A Street
Surrey, BC  V4N 3L6

Angela D. O'Neill       1,000     1,000        NIL         NIL
126 - 1185 Pacific Street
Coquitlam, BC  V3B 7Z2

Michelle O'Neill        2,000     2,000        NIL         NIL
833 Sprice Avenue
Coquitlam, BC  V3J 2P2

Stephen F.X. O'Neill    2,000     2,000        NIL         NIL
833 Sprice Avenue
Coquitlam, BC  V3J 2P2

Elizabeth K. Provenzano 1,000     1,000        NIL         NIL
5467 Monte Bre Crescent
West Vancouver, BC  V7W 3A7

Michael F. Provenzano   1,000     1,000        NIL         NIL
5467 Monte Bre Crescent
West Vancouver, BC  V7W 3A7

Mark Reynolds           1,000     1,000        NIL         NIL
203 - 4323 Gallant Avenue
North Vancouver, BC  V7G 2C1

Jennifer Schmidt      650,000   650,000        NIL         NIL
205 - 1850 8th Avenue
Vancouver, BC  V6J 5G3

TABLE IS CONTINUED FROM PAGE 13


                                               Total
                      Shares    Total Number   Shares To
                      Owned     Of Shares To   Be Owned    Percent
                      Prior     Be Offered     Upon Com-   Owned Upon
Name Of               To This   For Selling    Pletion Of  Completion
Selling               Offer-    Shareholders   This        Of This
Stockholder           Ing       Account        Offering    Offering
-------------------------------------------------------------------------

Lorne Schmidt           1,000     1,000        NIL         NIL
#205, 1850 8th Avenue
Vancouver, BC  V6J 5G3

Patricia Smith          1,000     1,000        NIL         NIL
Suite 202,
470 Granville Street
Vancouver, BC  V6C 1V5

Roy C. Smith            1,000     1,000        NIL         NIL
Suite 202,
470 Granville Street
Vancouver, BC  V6C 1V5

Clive Stevens         650,000   650,000        NIL         NIL
2125 West 2nd Avenue
Vancouver, BC  V6K 1H7

Donald Sutherland       1,000     1,000        NIL         NIL
3011 West 15th Avenue
Vancouver, BC  V6K 3A5

Gerda Taylor            1,000     1,000        NIL         NIL
609 - 1267 Marinaside
  Crescent
Vancouver, BC  V6Z 2X5

Jennifer Taylor         2,000     2,000        NIL         NIL
5488 Monte Bre
  Crescent
West Vancouver, BC
V7W 3B1

Michael Taylor          2,000     2,000        NIL         NIL
5488 Monte Bre
  Crescent
West Vancouver, BC
V7W 3B1

Paul Woodward           1,000     1,000        NIL         NIL
5386 Westhaven Wynd
West Vancouver, BC
V7W 3E8

Ron Zokol               1,000     1,000        NIL         NIL
9591 Kilby Drive
Richmond, BC
V6X 3A2
------------------------------------------------------------------
                                 14

Except as otherwise noted in the above list, the named party beneficially owns and has sole voting and investment power over all shares or rights to these shares. The numbers in this table assume that none of the selling shareholders sells shares of common stock not being offered in this prospectus or purchases additional shares of common stock, and assumes that all shares offered are sold. The percentages are based on 13,544,000 shares of common stock outstanding on November 30, 2000.

Other than Mr. Gordon Keevil, none of the selling shareholders or their beneficial owners:

* has had a material relationship with Commodore Minerals other than as a shareholder at any time within the past three years; or
* has ever been an officer or directors of Commodore Minerals or any of its predecessors or affiliates.

Mr. Keevil is one of our directors and has granted to us the option to acquire a 51% interest in the Clisbako mineral claims. See below under Description of Business. Mr. Keevil is the owner of 1,000 shares of our common stock.

                          PLAN OF DISTRIBUTION

The selling shareholders may sell some or all of their common stock in one or more transactions, including block transactions:

1. On such public markets or exchanges as the common stock may from time to time be trading;
2.    In privately negotiated transactions;
3.    Through the writing of options on the common stock;
4.    In short sales; or
5.    In any combination of these methods of distribution.

The sales price to the public may be:

1.    The market price prevailing at the time of sale;
2.    A price related to such prevailing market price; or
3.    Such other price as the selling shareholders determine from time to time.
 .

The selling shareholders may also sell their shares directly to market makers acting as principals or brokers or dealers, who may act as agent or acquire the common stock as a principal. The selling shareholders may pay any broker or dealer participating in such transactions as agent a commission, or, if they act as agent for the purchaser of such common stock, from such purchaser. The selling shareholders will likely pay the usual and customary brokerage fees for such services. Brokers or dealers may agree with the selling shareholders to sell a specified number of shares at a stipulated price per share and, to the extent such broker or dealer is unable to do so acting as agent for the selling shareholders, to purchase, as principal, any unsold shares at the price required to fulfill the respective broker's or dealer's commitment to the selling shareholders. Brokers or dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions in a market or on an exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such re-sales may pay or receive commissions to or from the purchasers of such shares. These transactions may involve cross and block transactions that may involve sales to and through other brokers or dealers. If applicable, the selling shareholders may distribute shares to one or more of their partners who are unaffiliated with us. Such partners may, in turn, distribute such shares as described above. We can provide no assurance that all or any of the common stock offered will be sold by the selling shareholders.

We are bearing all costs relating to the registration of the common stock. The selling shareholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

The selling shareholders must comply with the requirements of the Securities Act and the Securities Exchange Act in the offer and sale of the common stock. In particular, during such times as the selling shareholders may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, they must comply with applicable law and may, among other things:

1. Not engage in any stabilization activities in connection with our common stock;

2. Furnish each broker or dealer through which common stock may be offered, such copies of this prospectus, as amended from time to time, as may be required by such broker or dealer; and

3. Not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Securities Exchange Act.


                         LEGAL PROCEEDINGS

We are not currently a party to any legal proceedings.  Commodore
Minerals' agent for service of process in Nevada is Michael A. Cane, 2300 West Sahara Avenue, Suite 500, Box 18, Las Vegas, Nevada 89102.


    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our executive officers and directors and their respective ages as of March 12, 2001 are as follows:

Directors:

Name of Director              Age
-------------------           ---
Grayson Hand                   63
Gordon Keevil                  47


Executive Officers:

Name of Officer               Age         Office
-------------------           ---         ------
Grayson Hand                   63         President, Secretary and Treasurer
                                          Chief Executive Officer

Set forth below is a brief description of the background and business experience of each of our executive officers and directors for the past five years.

Mr. Grayson Hand is our president, secretary, treasurer and chief executive officer and is a member of our board of directors. We appointed him as president and to the board on September 20,2000. From July 1995 through January 1997, Mr. Hand served as president and as a director of Leigh Resources Corporation (LRC), now known as Upland Resources Corp., a publicly traded company on the Canadian
Venture Exchange.   During his tenure as president, LRC engaged
primarily in mineral exploration. As president, Mr. Hand supervised mineral exploration, negotiated joint venture agreements for mineral exploration, hired drilling contractors and geologists and was responsible for company financing.

From January 1997 through February 1999, Mr. Hand continued to serve as a director of LRC. From October, 1996, Mr. Hand has served as a director of Clan Resources Ltd., also a company engaged in mineral exploration and publicly traded on the Canadian Venture Exchange. During this time he also managed his personal investment portfolio and business interests. Mr. Hand has been a director of VirtualSellers.com, a company engaged in Internet electronic commerce since March, 2000.

From 1999 through September 2000, Mr. Hand served as the president and as a director of Adventure Minerals Inc., a mineral exploration company which is a reporting company under the provisions of the Securities Exchange Act of 1934.

From September, 2000 to the present, Mr. Hand has been president and a director of Commodore Minerals. Mr. Hand is obligated to provide 15% of his business time to the business affairs of Commodore Minerals. With the balance of his business time, he continues to serve as a director of Clan Resources, Ltd. and as a director of VirtualSellers.com Inc., a company involved in Internet electronic commerce. Mr. Hand also devotes time to his personal business and investments interests.

Mr. Gordon A. Keevil is a director of Commodore Minerals. We appointed him to the board on December 18, 2000. From February 1995 through March 1997, Mr. Keevil served as a consultant geologist for Spokane Resources Ltd., a mineral company focusing on exploration for copper, gold and molybdenum. During the same period he was also a consultant geologist for Ivory Oil and Gas, a mineral exploration company specializing in nickel and copper.

From October 1997 to March 2000, Mr. Keevil served as a director of Stealth Ventures, a mineral exploration firm on the exploration of palladium. From August 1999 to September 2000 her also served as a director of Adventure Minerals Inc., a reporting company under the Securities Exchange Act of 1934.

From March 1997 to the present he has served as a director of Leigh Resources Corporation, now known as Upland Resources Corp, a mineral exploration firm specializing in gold and copper. From November 2000 to the present he served as a director of Castle Metals Corp, a mineral exploration firm specializing in gold. Mr. Keevil was appointed a director of Commodore Minerals on December 18, 2000.

Mr. Keevil graduated from Queen's University in 1975 with a degree in geology. From 1976 to the present, he has been self employed as a private consultant to exploration companies active in the mineral resources industry when not working for companies with which he is affiliated. He has concentrated on exploration, working predominately with listed junior resource companies. Spokane Resources Ltd., Stealth Ventures, Leigh Resources Corporation and Castle Metals Corp are all publicly traded companies.

Term of Office

Our Directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Significant Employees

We have no significant employees other than the officers and directors described above.


      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides the names and addresses of each person known to us to own more than 5% of our outstanding common stock as of March 6, 2001, and by the officers and directors, individually and as a group. Except as otherwise indicated, all shares are owned directly.

                Name and address        Amount of               Percent
Title of class  of beneficial owner     beneficial ownership    of class
--------------  -------------------     --------------------    --------
Common Stock    Grayson Hand            7,000,000 shares        51.7%
                Director, President &
                Chief Executive Officer
                414, 1859 Spyglass Place
                Vancouver, British Columbia

Common Stock    Gordon Keevil               1,000 shares         0.007%
                Director
                3790 Southridge Avenue
                West Vancouver, BC
                V7V 3J1

Common Stock    All Officers and        7,001,000 shares        51.7%
                Directors as a Group
                that consists of two
                people

------------------------------------------------------------------------
The percent of class is based on 13,544,000 shares of common stock issued and outstanding as of December 30, 2000.

                       DESCRIPTION OF SECURITIES
General

Our authorized capital stock consists of 100,000,000 shares of common stock at a par value of $0.001 per share.

Common Stock

As of December 30, 2000, there were 13,544,000 shares of our common stock issued and outstanding that were held by approximately forty-eight (48) stockholders of record.

Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of our common stock representing a majority of the voting power of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation.

Holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Our stock is a penny stock as defined by Rule 3a51-1 of the Securities Exchange Act of 1934. Accordingly, our common stock is covered by a Securities and Exchange Commission rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors, generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also may affect the ability of purchasers of our stock to sell their shares in the secondary market. It may also make it so that fewer broker-dealers are willing to make a market and it may affect the level of new coverage we receive.


                INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

Michael A. Cane of Cane & Company, LLC, our independent legal counsel, has provided an opinion on the validity of our common stock.

Morgan & Company, independent chartered accountants, of Vancouver, British Columbia, audited our financial statements and presented their report with respect to the audited financial statements. The report of Morgan & Company was given upon their authority as experts in accounting and auditing.

 DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES
                         ACT LIABILITIES

The Nevada Revised Statutes and our bylaws indemnify our officers and directors. We have been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court's decision.


               ORGANIZATION WITHIN LAST FIVE YEARS

We were incorporated on September 20, 2000 under the laws of the state of Nevada.

We acquired an option to acquire an interest in certain mineral claims situated in the Province of British Columbia, Canada on November 20, 2000.

Mr. Grayson Hand, our president and a director, has been our sole promoter since our inception. Other than the purchase of his stock and a management agreement, Mr. Hand has not entered into any agreement with us in which he is to receive from us or provide to us any thing of value. Mr. Hand has acquired 7,000,000 shares of our common stock at a price of $0.001 US per share. Mr. Hand paid a total purchase price of $7,000 for these shares. Mr. Hand purchased these shares on November 1, 2000.

                    DESCRIPTION OF BUSINESS

In General

We are an exploration stage company engaged in the acquisition and exploration of mineral properties. We own an option to acquire an interest in the mineral claims described below under the heading Clisbako Mineral Claims Option Agreement. Our plan of operations is to carry out exploration work on the Clisbako mineral claims in order to ascertain whether these claims possess commercially exploitable quantities of gold. There can be no assurance that a commercially exploitable mineral deposit, or reserve, exists in the Clisbako mineral claims until appropriate exploratory work is done and an economic evaluation based on such work concludes economic feasibility.


Clisbako Mineral Claims Option Agreement

We have acquired the option to acquire a 51% interest in certain mineral claims situated in the Province of British Columbia, Canada that are referred to by us as the Clisbako mineral claims. We acquired our interest in the Clisbako mineral claims pursuant to an agreement dated November 22, 2000 between Mr. Gordon Keevil and us. Mr. Keevil is the owner of the Clisbako mineral claims. We paid cash consideration to Mr. Keevil for the grant of the option in the amount of $2,500 effective November 22, 2000 upon execution of the option agreement.

We are entitled to exercise the option to acquire the 51% interest in the Clisbako mineral claims by completing the following payments to Mr. Keevil and incurring the following required exploration expenditures on the Clisbako mineral claims:

(A) paying to Mr. Keevil an aggregate of $235,000 in accordance with the following schedule:

      (1)  $ 10,000 on or before November 22, 2001;
      (2)  $ 50,000 on or before November 22, 2002;
      (3)  $ 75,000 on or before November 22, 2003;
      (4)  $100,000 on or before November 22, 2004; and

(B) incurring an aggregate of $1,357,500 of property exploration expenditures on the Clisbako mineral claims within the following periods:

      (1)  $7,500 on or before October 31, 2001;
      (2)  a further $100,000.00 on or before October 31, 2002;
      (3)  a further $200,000.00 on or before October 31, 2003;
      (4)  a further  $300,000.00 on or before October 31, 2004; and
      (5)  a further $750,000.00 on or before October 31, 2005.

We have advanced $3,750 towards a geological work program that we plan to complete on the Clisbako mineral claims. Accordingly, our option requires that we incur an additional $3,750 in exploration expenditures by October 31, 2001 in order to preserve our option.

In the event we spend, in any of the above periods, less than the required sum, we may, at our option, pay to Mr. Keevil the difference between the amount actually spent and the required exploration expenditure in full satisfaction of the exploration expenditures to be incurred. In the event that we spend, in any period, more than the required sum, then the excess will be carried forward and applied to the required exploration expenditures to be incurred in subsequent periods. If we fail to make any required payment or incur any required exploration expenditure, our option will terminate and we will have no further rights to the Clisbako mineral claims.

Property exploration expenditures include all costs of acquisition and maintenance of the property, all expenditures on the exploration of the property and all other costs and expenses of whatsoever kind or nature, including those of a capital nature, incurred or chargeable with respect to the exploration of the property. In addition, until we shall have secured a 51% interest in the Clisbako mineral claims, we are obligated to maintain in good standing all mineral claims comprising the Clisbako mineral claims by the doing and filing of assessment work or making of payments in lieu thereof, by the payment of taxes and rentals, and the performance of all other actions which may be necessary in that regard and in order to keep the Clisbako mineral claims free and clear of all liens and other charges. All payments necessary to maintain the minerals claims for the next twelve-month period have been completed.

Upon us acquiring a 51% interest in the Clisbako mineral claims by exercise of our option, we will enter into a joint venture agreement with Mr. Keevil for the purpose of further exploring and, if economically and politically feasible, constructing and operating a mine on the Clisbako mineral claims.

Location of the Clisbako Mineral Claims

The Clisbako mineral claims are located in central British Columbia, 125 kilometers west of Quesnel, BC. The claims are located in the
Cariboo Mining Division of central British Columbia.   The Clisbako
mineral claims are readily accessible by a network of logging roads leading from the village of Nazko. Commodore Minerals has performed title searches on its mineral claims to verify the existence and ownership of the Clisbako mineral claims. Commodore Minerals has also conducted a GPS survey of the mineral claims using an independent contractor.

History of the Clisbako Mineral Claims

The Clisbako mineral claims consist of the sixteen unit Bako 5 claim and were the focus of intensive mineral exploration between 1989 and 1996 to identify gold mineralization within a prospective gold bearing geological formation identified on the property. This geological formation has been traced over an area measuring four kilometers by five kilometers. Eighty-Eight Resources first discovered mineralization at the Clisbako mineral claims in 1989. The property was explored in 1991 and 1992 by Minnova who concentrated on delineating and drill testing the original discoveries. Phelps Dodge conducted work between 1994 and 1996 and focused on exploring new targets with the view to identifying a large-scale gold resource. Prior owners have expended approximately $1 million on exploration of the Clisbako mineral claims. These expenditures include diamond drilling totaling 5,145 meters in 34 holes.

The claims comprising the Clisbako mineral claims held by prior owners
lapsed earlier this year.   Mr. Gordon Keevil subsequently staked the
Bako 5 claim as necessary to cover the key areas of mineralization identified by prior exploration. The 400-hectare claim was staked June 25, 2000 and duly recorded at the office of the District Recorder for the Province of British Columbia. Assessment requirements have been met for the first year and the property is in good standing until June 25, 2002.

Geological Report

We have obtained a geological evaluation report on the Clisbako mineral claims. Geoffrey Goodall, B. Sc., P. Geo. prepared the report. The geological report summarizes the results of the prior exploration of the Clisbako claims and the geological formations on the property that were identified.

In his report, Mr. Goodall recommends an initial geological work program. Such work would entail the acquisition of data collected previously by other exploration companies. A thorough compilation of the data would be undertaken to further assess the property and to identify areas of interest for additional exploration activities.
Rock geochemical sampling in conjunction with geological mapping would then be undertaken throughout the property, concentrating on those areas with the most significant zones of alteration and
mineralization.     In his report, Mr. Goodall estimated that a
budget of $7,500 is required to support this initial geological work program. The components of the budget for this initial geological work program are as follows:

      Data Acquisition                                  $2,000
      Geological review - 10 days @ $325/day             3,250
      Geochemical analyses - 50 samples @ $18 each         900
      Travel Expenses - accommodation, board               400
      Vehicle Rental - 4 days @ $100/day                   400
      Airfare - Vancouver to Quesnel, return               500
      Miscellaneous                                         50
      -------------                                     ------
      Total                                             $7,500

We have determined to accept the recommendation of the geological
report and proceed with this initial geological work program.   We
have engaged Mr. Goodall to undertake this initial work program and we have advanced $3,750 to date to Mr. Goodall on account of the work program. We will make a determination whether to proceed with an additional staged exploration program upon completion of this initial geological work program.

Should the phase I exploration program be successful, more detailed exploration of the property would be warranted. A phase II exploration program consisting of induced polarization geophysical surveys followed by diamond drilling of key prospects would be required. The exact scope of this second phase cannot as yet be determined, but would require a minimum of $100,000 to fulfill a meaningful program. The real extent of the mineral property would allow for a 30 kilometer geophysical survey to be completed at a cost of $25,000. A three hole, 750 meter drill program would allow for the testing of a mineralized prospect identified by the geological and geophysical surveys. Cost of such drilling is estimated at $75,000. If we determine at the end of any phase to not continue on to the next phase, we would seek out new mineral properties for exploration or develop a new business plan. Such a development would have a substantial negative impact on our prospects for commercial viability since it is likely we would be starting over with little or no capital.

Mr. Goodall will proceed with phase I of the exploration program as soon as he can gain access to the mineral property which is now under snow pack. We expect phase I to be complete by the end of summer, 2001. Mr. Goodall will then prepare a report of his findings. Management will determine from the report whether there is a sufficient indication that the mineral claim hosts the mineralization necessary to warrant additional exploration. Positive results from phase I will be required in order to justify continuing to phase II of the exploration program. If the decision is made to go forward, phase II will commence in the spring of 2002 as soon as property access is available. It will not be possible for us to commence phase II in 2001 due to the short period of access to the property during snow free months. To commence phase II, it will also be necessary for us to have obtained the further financing necessary to pay for it.

Compliance with Government Regulation

We will commence conducting business in British Columbia when it commences the first phase of its exploration program. Commodore Minerals will be required to register as an extra-provincial company under the British Columbia Company Act prior to conducting business in British Columbia. The anticipated cost of the extra-provincial registration is approximately $500 US.

Commodore Minerals will be required to conduct all mineral exploration activities in accordance with the Mining Act of British Columbia. Commodore Minerals will be required to obtain work permits from the British Columbia Ministry of Energy Mines and Resources for any exploration work that results in a physical disturbance to the land, work permits are not required for the collection of surface samples. Accordingly, Commodore Minerals will not be required to obtain a work permit for the first phase of its exploration program. Commodore Minerals will be required to obtain a work permit if it proceeds with the second phase of its exploration program. There is no charge to obtain a work permit under the Mining Act. Commodore Minerals will incur the expense of its consultant geologist to prepare the required submission to the Ministry of Energy Mines and Resources. Commodore Minerals will be required by the Mining Act to undertake remediation work on any work that results in physical disturbance to the land. The cost of remediation work will vary according to the degree of physical disturbance.

We have budgeted for regulatory compliance costs in the proposed exploration program recommended by the geological report. As mentioned above we will have to sustain the cost of reclamation and environmental mediation for all exploration and other work undertaken. The amount of these costs is not known at this time as we do not know the extent of the exploration program that will be undertaken beyond completion of the recommended exploration program. Because there is presently no information on the size, tenor, or quality of any resource or reserve at this time, it is impossible to assess the impact of any capital expenditures on earnings, our competitive position or us in the event a potentially economic deposit is discovered.

If we enter into production, the cost of complying with permit and regulatory environment laws will be greater than in phase one because the impact on the project area is greater. Permits and regulations will control all aspects of any production program if the project continues to that stage because of the potential impact on the environment.

Native Land Claims

Commodore Minerals is not aware of any native land claims affecting the Clisbako mineral claims and has not been notified by the Province of British Columbia of any native land claims. The Province of British Columbia has initiated a process of settling native land claims by negotiated agreements with respective native bands.

Employees

We have no employees, other than Mr. Grayson Hand, our sole officer, as of the date of this prospectus.

The services of Mr. Hand are provided to us pursuant to a management agreement with WFC Management Corporation, a company controlled by Mr. Hand. We pay WFC Management Corporation a management fee of $750 per month in consideration for WFC Management Corporation providing management and administration services for us. These services include the services of Mr. Hand. The management agreement is for a term commencing December 1, 2000 and expiring on December 31, 2001.

We do not pay any compensation to Mr. Hand solely for serving as a director on our board of directors.

We conduct our business largely through agreements with consultants and arms-length third parties.

Research and Development Expenditures

We have not incurred exploration expenditures although we have advanced $3,750 in anticipation of such expenditures. This is reflected on our financial statements as prepaid exploration advances. We have not incurred any research or development expenditures since our incorporation.

Subsidiaries

We do not have any subsidiaries.

Patents and Trademarks

We do not own, either legally or beneficially, any patent or trademark.

Insurance

Commodore Minerals does not own any insurance. Accordingly, no risks of doing business are insured against.


                        PLAN OF OPERATIONS

Plan of Operations

Our business plan is to proceed with the exploration of the Clisbako mineral claims to determine whether there are commercially exploitable reserves of gold on the Clisbako mineral claims. We have decided to proceed with phase one of the exploration program recommended by the
geological report.    We anticipate that phase one of the recommended
geological exploration program will cost approximately $7,500. We had $75,355 in cash reserves as of November 30, 2000. Accordingly, we are able to proceed with phase one of the exploration program without additional financing. Completion of these exploration expenditures will also enable us to meet the exploration expenditure requirement under the option agreement for the period through October 31, 2001.

We will assess whether to proceed to phase two of the recommended geological exploration program upon completion of an assessment of the results of phase one of the geological exploration program. We will require additional funding in the event that we decide to proceed with phase two of the exploration program. The anticipated cost of the phase two exploration program is $100,000 which is in excess of our projected cash reserves remaining upon completion of phase one of the exploration program. We anticipate that additional funding will be in the form of equity financing from the sale of our common stock. However, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund phase two of the exploration program. Due to the limited assets of Commodore Minerals and the speculative nature of Commodore Minerals' business, we believe that debt financing from traditional lending sources will not be an alternative for funding phase two of the exploration program. We do not have any arrangements in place for any future equity financing.

We believe that our cash reserves are also sufficient to meet our obligations for the next twelve month period to Mr. Hand under his management agreement and to pay for the legal and accounting expense of complying with our obligations as a reporting issuer under the Securities Exchange Act of 1934. These expenses will be in addition to the cost of completing phase one of the exploration program.

If we do not complete the cash payments or the exploration expenditures required under the option agreement for the Clisbako mineral claims, then our option in will terminate and we will lose all our rights and interest in the Clisbako mineral claims. If we do not secure additional financing to incur the required exploration expenditures, we may consider bringing in a joint venture partner to provide the required funding. We have not undertaken any efforts to locate a joint venture partner. In addition, we cannot provide investors with any assurance that we will be able to locate a joint venture partner who will assist us in funding the exploration of the Clisbako mineral claims.

We may also pursue acquiring interests in alternate mineral properties in the future. However, to date, Commodore Minerals has not entered into any discussions or negotiations regarding the acquisition of additional properties and has no plans to do so during the next twelve months.

Results Of Operations for Period Ending November 30, 2000

We did not earn any revenues during the period ending November 30, 2000. We do not anticipate earning revenues until such time as we have entered into commercial production of our mineral properties. We are presently in the exploration stage and we can provide no assurance that we will discover commercially exploitable levels of mineral resources on our properties, or if such resources are discovered, that we will enter into commercial production of our mineral properties.

We incurred operating expenses in the amount of $8,596 for the period ended November 30, 2000. These operating expenses were comprised entirely of professional fees that were primarily attributable our corporate organization and the acquisition of our option to acquire an interest in the Clisbako mineral claims. We advanced $3,750 on account of the initial geological work program during the period ended November 30, 2000.

We incurred a loss of $8,596 for the period ending November 30, 2000.

We had cash of $75,355 as of November 30, 2000 and had working capital of $71,904 as of November 30, 2000.

                       DESCRIPTION OF PROPERTY

We have an option to acquire a 51% interest in the Clisbako mineral claims, as described in detail in Item 6 of Part I of this Prospectus under the title Clisbako Mineral Claims Option Agreement. We do not own or lease any property other than our option to acquire an interest in the Clisbako Mineral Claims.


           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Other than as set forth in the last two paragraphs of this section, none of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

*     Any of our directors or officers;
*     Any person proposed as a nominee for election as a director;

* Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock;
*     Any of our promoters;
* Any relative or spouse of any of the foregoing persons who has the same house as such person.

We have entered into a management agreement with WFC Management Corporation, a company controlled by Mr. Grayson Hand, our President and a director. We pay WFC Management Corporation a management fee of $750 per month for a thirteen-month term in consideration for WFC Management Corporation providing management and administration services to us. These services include the services of Mr. Hand.

Our option to acquire a 51% interest in the Clisbako mineral claims was granted to us by one of our directors, Mr. Gordon Keevil. This agreement that is a critical part of our business and plan is described in detail under the heading of Description of Business above.

It is the opinion of management that the related transactions set forth above in this section are on terms and conditions as favorable to Commodore Minerals as could have been obtained from unrelated third parties through arms-length negotiations.


       MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

No Public Market for Common Stock

There is presently no public market for our common stock. We anticipate applying for trading of our common stock on the over the counter bulletin board (OTCBB) upon the effectiveness of the registration statement of which this prospectus forms a part.
However, we can provide no assurance that our shares will be traded on the bulletin board or, if traded, that a public market will materialize.

To obtain a listing on the OTCBB it is necessary to have a market maker who is a member of the National Association of Securities Dealers (NASD) apply to quote the common shares of Commodore Minerals on the OTCBB. To do this, it must file an NASD Form 211 together with information required by Rule 15c2-11 promulgated under the Securities Exchange Act of 1934. The market maker must also supply any other information about Commodore Minerals requested by the NASD. After the NASD is satisfied with the application and other information, Commodore Minerals must meet the filing requirements of the Securities Exchange Act of 1934 and be current with all of its reports.

Other than as discussed above, the OTCBB has no listing requirements per se. However, it cannot be assured that Commodore Minerals will be able to locate a market maker willing to apply to quote the stock or that the market maker will be successful in providing all information about Commodore Minerals required by the NASD or that the NASD will approve Commodore Mineral's common stock for trading.

Holders of Our Common Stock

As of the date of this registration statement, we had forty-eight (48) registered shareholders.

Rule 144 Shares

A total of 7,000,000 shares of our common stock will be available for resale to the public after November 1, 2001 in accordance with the volume and trading limitations of Rule 144 of the Act. In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of a company's common stock for at least one year is entitled to sell within any three month period a number of shares that does not exceed the greater of:

1. 1% of the number of shares of the subject company's common stock then outstanding which, in our case, will equal approximately 13,544 shares as of the date of this prospectus; or

2. the average weekly trading volume of the subject company's common stock during the four calendar weeks preceding the filing of a notice on form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about the subject company.

Under Rule 144(k), a person who is not one of the subject company's affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

As of the date of this prospectus, persons who are our affiliates hold all of the 7,000,000 shares that may be sold pursuant to Rule 144 after November 1, 2001. Accordingly, Rule 144 applies to the 7,000,000 shares except for subparagraph (k) of Rule 144 which does not apply to affiliate shares as described in the preceding paragraph. All shares owned by affiliates will continue to be subject to the resale limitations imposed by Rule 144 for so long as the shareholder remains an affiliate. Thereafter sale may be made after the two year period from the issue date without 144 limitations under Rule 144(k).

Stock Option Grants

To date, we have not granted any stock options.

Registration Rights

We have not granted registration rights to the selling shareholders or to any other persons.

Dividends

There are no restrictions in our articles of incorporation or bylaws
that prevent us from declaring dividends.   The Nevada Revised
Statutes, however, do prohibit us from declaring dividends where, after giving effect to the distribution of the dividend:

1. we would not be able to pay our debts as they become due in the usual course of business; or

2. our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

We have not declared any dividends, and we do not plan to declare any dividends in the foreseeable future.

                      EXECUTIVE COMPENSATION

Summary Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to our executive officers by any person for all services rendered in all capacities to us for the fiscal period ended November 30, 2000




                 Annual Compensation      	   Long Term Compensation
                 -------------------               ----------------------

                                       Other                            All
                                       Annual                           Other
                                       Com-                             Com-
                                       pen-   Restricted                pen-
                                       sa-    Stock  Options/*  LTIP    sa-
Name        Title	   Year Salary Bonus tion   Awarded SARs (#)payouts($)tion
----        -----    ---- ------ ----- ------ ------- ------- --------- ----
Grayson
Hand      President, 2000 $    0     0    0      0       0        0       0
          CEO and
          Director


Stock Option Grants

We did not grant any stock options to the executive officers during our most recent fiscal year ended November 30, 2000. We have also not granted any stock options to the executive officers since November 30, 2000.

Management Agreement

Mr. Grayson Hand, our President and a director, provides his services to us pursuant to a management agreement with WFC Management Corporation, a company controlled by Mr. Grayson Hand. We pay WFC Management Corporation a management fee of $750 per month for a thirteen-month term in consideration for WFC Management Corporation providing management and administration services to us. These services include the services of Mr. Hand and provide that he required to spend more than 15% of his business time to Commodore Minerals.

We do not have any employment or consultant agreement with Mr. Keevil and we do not pay Mr. Keevil any amount for acting as a director of Commodore Minerals.

                       FINANCIAL STATEMENTS

Unaudited financial statements for the period ended February 28, 2001.

     a. Balance Sheet

     b. Statement of Loss and Deficit

     c. Statement of Cash Flows

     d. Statement of Stockholders' Equity

     e. Notes to Financial Statements


Audited financial statements for the fiscal year ended November 30, 2000.

1. Auditors' Report;

2. Audited Financial Statements for the period ending November 30, 2000, including:

     a. Balance Sheet

     b. Statement of Loss and Deficit

     c. Statement of Cash Flows

     d. Statement of Stockholders' Equity

     e. Notes to Financial Statements

                       COMMODORE MINERALS, INC.
                     (An Exploration Stage Company)


                         FINANCIAL STATEMENTS


                          FEBRUARY 28, 2001
                             (Unaudited)
                       (Stated in U.S. Dollars)

                       COMMODORE MINERALS, INC.
                     (An Exploration Stage Company)

                            BALANCE SHEET
                             (Unaudited)
                       (Stated in U.S. Dollars)



--------------------------------------------------------------------------
                                                   FEBRUARY       NOVEMBER
                                                      28             30
                                                     2001           2000
--------------------------------------------------------------------------

ASSETS

Current
  Cash                                           $   58,569    $    75,355
  Prepaid exploration advances                        3,750          3,750
                                                 -------------------------
                                                     62,319         79,105

Option To Acquire Mineral Property (Note 3)           2,500          2,500
                                                 -------------------------
                                                 $   64,819    $    81,605
==========================================================================

LIABILITIES

Current
  Accounts payable                               $    2,209    $     7,201
                                                 -------------------------

SHAREHOLDERS' EQUITY

Share Capital
  Authorized:
    100,000,000 Common shares,
      par value $0.001 per share

  Issued and outstanding:
    13,544,000 Common shares                         13,544         13,544

  Additional paid in capital                         69,456         69,456

Deficit Accumulated During The Exploration Stage    (20,390)        (8,596)
                                                 -------------------------
                                                     62,610         74,404
                                                 -------------------------
                                                 $   64,819    $    81,605
==========================================================================

                     COMMODORE MINERALS, INC.
                  (An Exploration Stage Company)

                  STATEMENT OF LOSS AND DEFICIT
                           (Unaudited)
                    (Stated in U.S. Dollars)


--------------------------------------------------------------------------
                                                THREE            INCEPTION
                                                MONTHS        SEPTEMBER 20
                                                ENDED              2000 TO
                                                FEBRUARY 28    FEBRUARY 28
                                                2001                  2001
--------------------------------------------------------------------------

Expenses
--------

Bank charges and foreign exchange               $     (626)   $      (626)
---------------------------------

Transfer agent and filing fees                       1,305          1,305
------------------------------

Management fees                                      2,250          2,250
---------------

Office and sundry                                      105            105
-----------------

Mineral property exploration expenses                1,054          1,054
-------------------------------------

Professional fees                                    7,706         16,302
-----------------

                                                -------------------------
Net Loss For The Period                             11,794         20,390
-----------------------

Deficit Accumulated During The Exploration Stage,
-------------------------------------------------
  Beginning Of Period                                8,596              -
  -------------------
                                                -------------------------
Deficit Accumulated During The Exploration Stage,
-------------------------------------------------
  End Of Period                                 $   20,390    $    20,390
  -------------

=========================================================================
Net Loss Per Share                              $     0.01    $         -
------------------
=========================================================================

Weighted Average Number Of Shares Outstanding    4,148,507              -
---------------------------------------------
=========================================================================

                     COMMODORE MINERALS, INC.
                  (An Exploration Stage Company)


                     STATEMENT OF CASH FLOWS
                           (Unaudited)
                     (Stated in U.S. Dollars)


--------------------------------------------------------------------------
                                                THREE            INCEPTION
                                                MONTHS        SEPTEMBER 20
                                                ENDED              2000 TO
                                                FEBRUARY 28    FEBRUARY 28
                                                2001                  2001
--------------------------------------------------------------------------

Cash Flow From Operating Activity
---------------------------------

  Net loss for the period                       $  (11,794)   $   (20,390)
  -----------------------

Adjustments To Reconcile Net
  Loss To Net Cash Used
----------------------------

  By Operating Activity
  ---------------------

    Prepaid exploration advances                         -         (3,750)
    ----------------------------

    Accounts payable                                (4,992)         2,209
    ----------------
                                                -------------------------
                                                   (16,786)       (21,931)
                                                -------------------------

Cash Flow From Investing Activity
---------------------------------

  Mineral property                                       -         (2,500)
  ----------------
                                                -------------------------

Cash Flow From Financing Activity
---------------------------------

  Share capital issued                                   -         83,000
  --------------------                          -------------------------

Increase (Decrease) In Cash                        (16,786)        58,569
---------------------------

Cash, Beginning Of Period                           75,355              -
-------------------------
                                                -------------------------
Cash, End Of Period                             $   58,569    $    58,569
-------------------
=========================================================================

                     COMMODORE MINERALS, INC.
                  (An Exploration Stage Company)

                STATEMENT OF STOCKHOLDERS' EQUITY

                        FEBRUARY 28, 2001
                           (Unaudited)
                    (Stated in U.S. Dollars)




                              Common Stock
                   ----------------------------------
                                           Additional
                                           Paid-In
                       Shares    Amount    Capital      Deficit     Total
                   ------------------------------------------------------

Opening Balance,
  September 20,
  2000                      -   $     -    $        -   $     - $       -

November - Shares
  Issued For Cash
  At $0.001         7,000,000     7,000             -         -     7,000

November - Shares
  Issued For Cash
  At $0.01          6,500,000     6,500        58,500         -    65,000

November - Shares
  Issued For Cash
  At $0.25             44,000        44        10,956         -    11,000

Net Loss For
  The Period                -         -             -    (8,596)   (8,596)
                   ------------------------------------------------------

Balance, November
  30, 2000         13,544,000    13,544        69,456    (8,596)   74,404

Net Loss For The
  Period                    -         -             -   (11,794)  (11,794)
                   ------------------------------------------------------
Balance, February
  28, 2001         13,544,000   $13,544    $   69,456 $ (20,390)  $62,610
                   ======================================================

                     COMMODORE MINERALS, INC.
                  (An Exploration Stage Company)


                   NOTES TO FINANCIAL STATEMENTS

                         FEBRUARY 28, 2001
                            (Unaudited)
                      (Stated in U.S. Dollars)


1.    NATURE OF OPERATIONS

    a)   Organization

The Company was incorporated in the State of Nevada, U.S.A.
on September 20, 2000.

    b)   Exploration Stage Activities

The Company is in the process of exploring its mineral property and has not yet determined whether the property contains ore reserves that are economically recoverable.

The recoverability of amounts shown as mineral property costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims and the ability of the Company to obtain profitable production or proceeds from the disposition thereof.


2.    SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

    a)   Option To Acquire Mineral Property

The Company capitalizes the acquisition costs of mineral properties in which it has a continuing interest to be amortized over the recoverable reserves when a property reaches commercial production. On abandonment of any property, applicable acquisition costs will be written off.
To date, the Company has not established the commercial feasibility of its mineral property, therefore, all exploration expenditures are being expensed.

At least annually, the net deferred cost of each mineral property is compared to management's estimation of the net realizable value, and a write-down is recorded if the net realizable value is less than the cumulative net deferred costs.

                     COMMODORE MINERALS, INC.
                  (An Exploration Stage Company)

                   NOTES TO FINANCIAL STATEMENTS

                         FEBRUARY 28, 2001
                            (Unaudited)
                      (Stated in U.S. Dollars)


2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

    b)   Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates.

    c)   Foreign Currency Translation

The Company's functional currency is the U.S. dollar.
Transactions in foreign currency are translated into U.S.
dollars as follows:

         i) monetary items at the rate prevailing at the balance sheet date;
        ii) non-monetary items at the historical exchange rate;
       iii) revenue and expense at the average rate in effect during the applicable accounting period.

    d)   Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 - "Accounting for Income taxes" (SFAS 109). This standard requires the use of an asset and liability approach for financial accounting, and reporting on income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

    e)   Net Loss Per Share

The loss per share is calculated using the weighted average number of common shares outstanding during the year. Fully diluted loss per share is not presented, as the impact of the exercise of options is anti-dilutive.

                     COMMODORE MINERALS, INC.
                  (An Exploration Stage Company)

                   NOTES TO FINANCIAL STATEMENTS

                         FEBRUARY 28, 2001
                            (Unaudited)
                      (Stated in U.S. Dollars)


3.    OPTION TO ACQUIRE MINERAL PROPERTY

The Company has entered into an option agreement, dated
November 22, 2000, to acquire a 51% interest in a mineral claim block owned by a director and located in the Cariboo
Mining Division of British Columbia.

In order to earn its interest, the Company must make cash payments and incur exploration expenditures as follows:

Cash payments:

-     $2,500 on execution of the agreement (paid)
-     $10,000 by November 22, 2001
-     $50,000 by November 22, 2002
-     $75,000 by November 22, 2003
-     $100,000 by November 22, 2004

Exploration expenditures:

-     $7,500 by October 31, 2001
-     A further $100,000 by October 31, 2002
-     A further $200,000 by October 31, 2003
-     A further $300,000 by October 31, 2004
-     A further $750,000 by October 31, 2005

Balance, February 28, 2001                                   $   2,500
                                                             =========

4.    RELATED PARTY TRANSACTION

During the period ended February 28, 2001, the Company paid management fees of $2,250 to a company controlled by a director

5.    CONTINGENCY

Mineral Property

The Company's mineral property interest has been acquired pursuant to an option agreement. In order to retain its interest, the Company must satisfy the terms of the option agreement described in Note 3.

                     COMMODORE MINERALS, INC.
                  (An Exploration Stage Company)

                   NOTES TO FINANCIAL STATEMENTS

                         FEBRUARY 28, 2001
                            (Unaudited)
                      (Stated in U.S. Dollars)


6.    COMMITMENT

The Company has entered into a management agreement with a company controlled by a director. The agreement is for management services at $750 per month and expires on December
31, 2001.

                     COMMODORE MINERALS, INC.
                  (An Exploration Stage Company)


                       FINANCIAL STATEMENTS


                        NOVEMBER 30, 2000
                    (Stated in U.S. Dollars)

                        AUDITORS' REPORT


To the Directors
Commodore Minerals, Inc.


We have audited the balance sheet of Commodore Minerals, Inc. (an exploration stage company) as at November 30, 2000 and the statements of loss and deficit accumulated during the exploration stage, cash flows, and stockholders' equity for the period from September 20, 2000, the date of organization, to November 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States and Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2000 and the results of its operations and cash flows for the period from September 20, 2000, the date of organization, to November 30, 2000, in accordance with United States generally accepted accounting principles.




Vancouver, B.C.
                                                  /s/ Morgan & Company
December 18, 2000                                 Chartered Accountants

                      COMMODORE MINERALS, INC.
                  (An Exploration Stage Company)

                          BALANCE SHEET

                        NOVEMBER 30, 2000
                     (Stated in U.S. Dollars)


----------------------------------------------------------------------------
ASSETS

Current
   Cash                                                        $      75,355
   Prepaid exploration advances                                        3,750
                                                               -------------
                                                                      79,105

Option to Acquire Mineral Property (Note 3)                            2,500
                                                               -------------
                                                               $      81,605
============================================================================

LIABILITIES

Current
   Accounts payable                                            $       7,201
                                                               -------------
SHAREHOLDERS' EQUITY

Share Capital
   Authorized:
     100,000,000 Common shares, par value $0.001 per share

   Issued and outstanding:
     13,544,000 Common shares                                         13,544

   Additional paid in capital                                         69,456

Deficit Accumulated During The Exploration Stage                      (8,596)
                                                               -------------
                                                                      74,404
                                                               -------------
                                                               $      81,605
============================================================================


Approved by the Directors:


------------------------------------       ---------------------------------

                      COMMODORE MINERALS, INC.
                   (An Exploration Stage Company)

                   STATEMENT OF LOSS AND DEFICIT

       PERIOD FROM DATE OF ORGANIZATION, SEPTEMBER 20, 2000
                        TO NOVEMBER 30, 2000
                      (Stated in U.S. Dollars)

--------------------------------------------------------------------------
Expenses
   Professional fees                                                 8,596
                                                             -------------
Net Loss For The Period                                              8,596

Deficit Accumulated During The Exploration Stage,
   Beginning Of Period                                                   -
                                                             -------------
Deficit Accumulated During The Exploration Stage,
   End Of Period                                             $       8,596
==========================================================================

Net Loss Per Share                                           $       0.002
==========================================================================

Weighted Average Number Of Shares Outstanding                    4,148,507
==========================================================================

                     COMMODORE MINERALS, INC.
                  (An Exploration Stage Company)

                     STATEMENT OF CASH FLOWS

      PERIOD FROM DATE OF ORGANIZATION, SEPTEMBER 20, 2000
                      TO NOVEMBER 30, 2000
                    (Stated in U.S. Dollars)

--------------------------------------------------------------------------
Cash Flow From Operating Activity
   Net loss for the period                                   $      (8,596)

Adjustments To Reconcile Net Loss To Net Cash Used
   By Operating Activity
     Prepaid exploration advances                                   (3,750)
     Accounts payable                                                7,201
                                                             -------------
                                                                    (5,145)
                                                             -------------

Cash Flow From Investing Activity
   Mineral property                                                 (2,500)
                                                             -------------
Cash Flow From Financing Activity
   Share capital issued                                             83,000
                                                             -------------
Increase In Cash                                                    75,355

Cash, Beginning Of Period                                                -
                                                             -------------
Cash, End Of Period                                          $      75,355
==========================================================================

                        COMMODORE MINERALS, INC.
                     (An Exploration Stage Company)

                    STATEMENT OF STOCKHOLDERS' EQUITY

                            NOVEMBER 30, 2000
                         (Stated in U.S. Dollars)


                                 Common Stock
                       --------------------------------
                                             Additional
                                             Paid-In
                       Shares    Amount      Capital    Deficit     Total
                   ------------------------------------------------------
Opening Balance,
  September 20, 2000         -  $     -     $       -   $     - $       -

November - Shares
  Issued For
  Cash At $0.001     7,000,000    7,000             -         -     7,000

November - Shares
  Issued For
  Cash At $0.01      6,500,000    6,500        58,500         -    65,000

November - Shares
  Issued For
  Cash At $0.25         44,000       44        10,956         -    11,000

Net Loss For The
  Period                    -         -             -    (8,596)   (8,596)
                   ------------------------------------------------------
Balance, November
  30, 2000         13,544,000   $13,544     $  69,456 $  (8,596)  $74,404
                   ======================================================

                      COMMODORE MINERALS, INC.
                   (An Exploration Stage Company)

                   NOTES TO FINANCIAL STATEMENTS

                        NOVEMBER 30, 2000
                    (Stated in U.S. Dollars)


1.   NATURE OF OPERATIONS

   a)  Organization

The Company was incorporated in the State of Nevada, U.S.A.
on September 20, 2000.

   b)  Exploration Stage Activities

The Company is in the process of exploring its mineral property and has not yet determined whether the property contains ore reserves that are economically recoverable.

The recoverability of amounts shown as mineral property costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims and the ability of the Company to obtain profitable production or proceeds from the disposition thereof.


2.   SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

   a)  Option to Acquire Mineral Property

The Company capitalizes the acquisition costs of mineral properties in which it has a continuing interest to be amortized over the recoverable reserves when a property reaches commercial production. On abandonment of any property, applicable acquisition costs will be written off.
To date, the Company has not established the commercial feasibility of its mineral property, therefore, all exploration expenditures are being expensed.

At least annually, the net deferred cost of each mineral
Property is compared to management's estimation of the net realizable value, and a write-down is recorded if the net realizable value is less than the cumulative net deferred costs.

                      COMMODORE MINERALS, INC.
                   (An Exploration Stage Company)

                   NOTES TO FINANCIAL STATEMENTS

                        NOVEMBER 30, 2000
                    (Stated in U.S. Dollars)



2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

   b)  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates.

   c)  Foreign Currency Translation

The Company's functional currency is the U.S. dollar.
Transactions in foreign currency are translated into U.S.
dollars as follows:

     i) monetary items at the rate prevailing at the balance sheet date;
    ii)  non-monetary items at the historical exchange rate;
   iii) revenue and expense at the average rate in effect during the applicable accounting period.

d)   Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 - "Accounting for Income taxes" (SFAS
109). This standard requires the use of an asset and liability approach for financial accounting, and reporting on income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

e)   Net Loss Per Share

Net loss per share is based on the weighted average number of common shares outstanding during the period plus common share equivalents, such as options, warrants and certain convertible securities. This method requires primary earnings per share to be computed as if the common share equivalents were exercised at the beginning of the period or at the date of issue and as if the funds obtained thereby were used to purchase common shares of the Company at its average market value during the period.

                      COMMODORE MINERALS, INC.
                   (An Exploration Stage Company)

                   NOTES TO FINANCIAL STATEMENTS

                        NOVEMBER 30, 2000
                    (Stated in U.S. Dollars)


3.   OPTION TO ACQUIRE MINERAL PROPERTY

The Company has entered into an option agreement, dated
November 22, 2000, to acquire a 51% interest in a mineral claim block located in the Cariboo Mining Division of British
Columbia.

In order to earn its interest, the Company must make cash payments and incur exploration expenditures as follows:

Cash payments:

-     $2,500 on execution of the agreement
-     $10,000 by November 22, 2001
-     $50,000 by November 22, 2002
-     $75,000 by November 22, 2003
-     $100,000 by November 22, 2004

Exploration expenditures:

-     $7,500 by October 31, 2001
-     A further $100,000 by October 31, 2002
-     A further $200,000 by October 31, 2003
-     A further $300,000 by October 31, 2004
-     A further $750,000 by October 31, 2005

Balance, November 30, 2000                               $   2,500
                                                         =========

4.   CONTINGENCY

Mineral Property

The Company's mineral property interest has been acquired pursuant to an option agreement. In order to retain its interest, the Company must satisfy the terms of the option agreement described in Note 3.

5.   SUBSEQUENT EVENT AND RELATED PARTY TRANSACTION

Subsequent to the period end, the Company has entered into a management agreement with a company controlled by a director.
The agreement is for management services at $750 per month and expires on December 31, 2001.

           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

We have had no changes in or disagreements with our accountants.


                      AVAILABLE INFORMATION

We have filed a registration statement on form SB-2 under the Securities Act of 1933 with the Securities and Exchange Commission with respect to the shares of our common stock offered through this prospectus. This prospectus is filed as a part of that registration statement and does not contain all of the information contained in the registration statement and exhibits. Statements made in the registration statement are summaries of the material terms of the referenced contracts, agreements or documents of Commodore Minerals and are not necessarily complete. We refer you to our registration statement and each exhibit attached to it for a more complete description of matters involving Commodore Minerals, and the statements we have made in this prospectus are qualified in their entirety by reference to these additional materials. You may inspect the registration statement, exhibits and schedules filed with the Securities and Exchange Commission at the Commission's principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048 and 500 West Madison Street, Suite 1400, Chicago, IL 60661. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Securities and Exchange Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and information regarding registrants that file electronically with the Commission. Our registration statement and the referenced exhibits can also be found on this site.

                              PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our officers and directors are indemnified as provided by the Nevada Revised Statutes and our bylaws.

Under the Nevada Revised Statutes, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's Articles of Incorporation. Our Articles of Incorporation do not specifically limit our directors' immunity. Excepted from that immunity are: (a) a willful failure to deal fairly with Commodore Minerals or its shareholders in connection with a matter in which the director has a material conflict of interest; (b) a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful; (c) a transaction from which the director derived an improper personal profit; and (d) willful misconduct.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent not prohibited by Nevada law; provided, however, that we may modify the extent of such indemnification by individual contracts with our directors and officers; and, provided, further, that we shall not be required to indemnify any director or officer in connection with any proceeding, or part thereof, initiated by such person unless such indemnification: (a) is expressly required to be made by law, (b) the proceeding was authorized by our board of directors, (c) is provided by us, in our sole discretion, pursuant to the powers vested us under Nevada law or (d) is required to be made pursuant to the bylaws.

Our bylaws provide that we will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of Commodore Minerals, or is or was serving at the request of Commodore Minerals as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefore, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under our bylaws or otherwise.

Our bylaws provide that no advance shall be made by us to an officer of Commodore Minerals, except by reason of the fact that such officer is or was a director of Commodore Minerals in which event this paragraph shall not apply, in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made: (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (b) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of Commodore Minerals.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The estimated costs of this offering are as follows:

Securities and Exchange Commission registration fee         $    434
Federal Taxes                                               $    NIL
State Taxes and Fees                                        $    NIL
Transfer Agent Fees                                         $  1,000
Accounting fees and expenses                                $  2,000
Legal fees and expenses                                     $ 20,000
Blue Sky fees and expenses                                  $  2,000
Miscellaneous                                               $    NIL
                                                            --------
Total                                                       $ 25,434
                                                            ========
--------------------------------------------------------------------------
All amounts are estimates other than the Commission's registration fee.

We are paying all expenses of the offering listed above. No portion of these expenses will be borne by the selling shareholders. The selling shareholders, however, will pay any other expenses incurred in selling their common stock, including any brokerage commissions or costs of sale.


ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

We issued 7,000,000 shares of common stock on November 1, 2000 to Mr. Grayson Hand. Mr. Hand is one of our directors and is our president and chief executive officer. These shares were issued pursuant to
Section 4(2) of the Securities Act of 1933 (the "Securities Act") at a price of $0.001 per share, for total proceeds of $7,000. The 7,000,000 shares of common stock are restricted shares as defined in the Securities Act.

We completed an offering of 6,500,000 shares of our common stock at a price of $0.01 per share to a total of ten purchasers on November 17, 2000. The total amount received from this offering was $65,000. We completed the offering pursuant to Regulation S of the Securities Act. Each purchaser represented to us that he was a non-US person as defined in Regulation S. We did not engage in a distribution of this offering in the United States. Each purchaser represented his intention to acquire the securities for investment only and not with a view toward distribution. Appropriate legends were affixed to the stock certificate issued to each purchaser in accordance with Regulation S. Each investor was given adequate access to sufficient information about us to make an informed investment decision. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved. No registration rights were granted to any of the purchasers.

We completed an offering of 44,000 common shares at a price of $0.25 per share to a total of thirty-seven purchasers pursuant to Regulation S of the Securities Act on November 30, 2000. The total proceeds realized from this offering were $11,000. Each purchaser represented that he was a non-US person as defined in Regulation S. We did not engage in a distribution of this offering in the United States. Each purchaser represented their intention to acquire the securities for investment only and not with a view toward distribution. Appropriate legends were affixed to the stock certificates issued in accordance with Regulation S. All purchasers were given adequate access to sufficient information about us to make an informed investment decision. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved. No registration rights were granted to any of the purchasers.


ITEM 27. EXHIBITS.

EXHIBIT
NUMBER                 DESCRIPTION
--------               -----------------------------
  3.1                  Articles of Incorporation (1)
  3.2                  By-Laws(1)
  4.1                  Share Certificate(1)
  5.1                  Opinion of Cane & Company, LLC,
                       with consent to use(2)
 10.1                  Option Agreement dated November 22, 2000 between
                       Commodore Minerals and Gordon Keevil(1)
 10.2                  Management Agreement between Commodore Minerals and
                       WFC Management Corp. dated December 1, 2000(1)
 23.1                  Consent of Morgan & Company, Chartered Accountants
 23.2                  Consent of Geological Consultant(2)

(1) Previously filed as an exhibit to the Company's Form SB-2 on January 9, 2001.
(2) Previously filed as an exhibit to the Company's Form SB-2 amendment no. 1 on March 16, 2001.

ITEM 28. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (b) To reflect in the prospectus any facts or events arising after the effective date of this registration statement, or most recent post-effective amendment, which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

      (c) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling person sin connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

                            SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Vancouver, Province of British Columbia on April 19, 2001.

                                 COMMODORE MINERALS, INC.


                                     /s/ Grayson Hand
                                 By: _________________________
                                     Grayson Hand, President


                         POWER OF ATTORNEY

ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Grayson Hand, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this registration statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any one of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

SIGNATURE                 CAPACITY IN WHICH SIGNED          DATE

/s/ Grayson Hand          Principal Executive           April 19, 2001
---------------------     Officer, Principal
Grayson Hand              Financial Officer,
                          Principal Accounting Officer
                          and Director

/s/ Gordon Keevil         Director                      April 19, 2001
---------------------
Gordon Keevil